                                                                                         John Ballard

No.30 Guanghua Street, Xiaojingyu Xiang, Wanbailin District

Taiyuan City, Shanxi Province, Shanxi, China 030024

 (303) 885 5501 (office)

(949) 489-0034 (fax)

May 27, 2008

Michael E. Karney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Longwei Petroleum Investment Holding Limited

Registration Statement on Form S-1/A4

Filed April 22, 2008

File No. 333-146921

Dear Mr. Karney:

On behalf of Longwei Petroleum Investment Holding Limited, a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated May 9, 2008.

Financial Information for the four quarters ended June 30, 2007 and June 30, 2006, page 20

1.  Please clarify if basic income per share is the same measurement as basic and diluted earnings per share.

We have revised the table on page 20 to state “basic and diluted earnings per share”.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Revenue, page 23

2.  We note your response to prior comment 13 of our letter dated April 4, 2008.  Your disclosure on page 23 indicates that your revenue for the quarterly period ended December 31, 2006 was $31,178,560.  This disclosure appears inconsistent with the table on page 20 depicting certain financial information for each of the quarters ended June 30, 2007 and June 30, 2006.  In this manner, the table on page 20 reflects revenue for the quarterly period ended December 31, 2006 as $24,537,000.  We re-issue prior comment 13.  Please ensure that this information is accurately disclosed throughout your filing.

We have revised the table to accurately reflect the quarterly information which is consistent with the information provided in our financials.

3.  We note your response to prior comment 14 of our letter dated April 4, 2008.  Your most recent response indicates that truck traffic originally diverted as a result of construction is now resumed to normal flow.  Please clarify if this construction was located at your customers' retail sites, the routes in which truckers drive, or your routes in transporting your products to your customers' delivery sites.  In addition, your most recent response implies that decrease in truck traffic using diesel has returned to more normal levels while your current disclosure on page 23 indicates that it is too early to determine if this is a trend.  Please revise or advise.

The construction was the result of sewer pipes being installed that diverted truck traffic that normally would have used our customer's gas stations. Repairs on this important route to the company have been completed and traffic has resumed its normal flow.  Additionally, we have revised our disclosure on page 23 removing that "it is too early to determine if this is a trend".

Gross Profit Margin, page 26

4.  We note your response to prior comment 15 of our letter dated April 4, 2008.  Your current discussion of gross profit margin for all periods presented is limited to variations in agency fees.  Please include material variations to gross profit margins from other products and indicate the reasons why margins on your petroleum products vary from period to period.  In this manner, we note that your gross margins on gasoline increased approximately 45% from 12.2% for the six months ended December 31, 2006 to 17.7% for the six months ended December 31, 2007.  In addition, gross margins on diesel oil decreased approximately 24% from 17.4% for the year ended June 30, 2006 to 13.3% for the year ended June 30, 2007.

We have modified our gross profit margin discussion to include comparisons of profit margin from one period to the next.  We have revised our discussion for June 30, 2007 in comparison to June 30, 2006, as well as for the interim period.  Our response is that the decrease in profit margins of approximately 24% from June 30, 2007 vs. year ending June 30, 2006 was the result of the company's unit cost of gasoline increasing from an average of $1.95 per gallon in period ending June 30, 2006 compared to an average unit price of $2.30 per gallon for gasoline in period ending June 30, 2007.  As a result of locking in prices during the period of June 30, 2007, a gross profit of 15% was obtained for gasoline sales.

5.  We note your disclosure which indicates that gross profit margin for the six-month period was 28.4%, compared to approximately 24.1% due to the increase in agency fees profits of $7,054,074 for the six months ended December 31, 2007.  However, it appears that $7,054,074 represents the gross margin contribution for the six-months ended December 31, 2007 rather than an increase from the prior year.  Please clarify the nature of the amount disclosed.

Gross margin for the six-month period ending December 31, 2007, was 28.4% compared to 24.1% as compared to the same period for 2006 due to an increase in agency fees of $2,406,863, or an approximately 93.4% increase in agency over the six-month period ending December 31, 2006.  We have also updated the disclosure for the nine-month periods ending March 31, 2008 and 2007.

Foreign Currency Translation Adjustment, page 28

6.  We note your response to prior comment 17 of our letter dated April 4, 2008.  Your response as well as your revised disclosure indicates that if the RMB appreciates against the US Dollar, revenues and expenses would be lower than they would have been if there were no fluctuations in the currencies.  However, it appears that the opposite is true.  Further, this disclosure on page 28 is inconsistent with the very next sentence which indicates that if the RMB appreciates against the US Dollar, revenues and expenses would be higher than they would have been if there were no fluctuations in the currencies.  Please revise or advise.  In addition, please ensure that al of your disclosures are accurate and consistent throughout your filing.  In this manner, we note a similar inconsistency on page 31 under the heading of foreign currency translation.

In addition, we note that you do not believe that foreign currency fluctuations had a material impact on the presentation of your financial statements.  Your discussion of revenues on page 23 for the year ended June 30, 2007 compared to the year ended June 30, 2006 reflects higher revenues due to increased demand.  However, it appears that absent the favorable impact of translating RMB to US Dollars during this timeframe revenues would have decreased.  Please quantify the impact of foreign currency exchange related to your revenue and expense items for al periods presented and include such amounts in your filing as necessary to avoid investor confusion.  In addition, please also include a discussion of changes in volume, price and product mix when discussing revenue variations.

We have revised the disclosure on page 28 to state that if the RMB depreciates against the US dollar, revenues and expenses would be lower than they would have been if there were no fluctuations in the currencies.  Additionally, we have corrected a similar inconsistency on page 31, under the heading of "Foreign Currency Translation".  The below table quantifies the impact of Foreign Currency exchange related to revenue and expense items for all periods presented.

LONGWEI PETROLEUM INVESTMENT HOLDING LIMITED
CURRENCY EFFECT
	Years ending June 30,	Years ending June 30,	Years ending June 30,	Years ending June 30,	Years ending June 30,	Difference between years v F-G	Percentage effect
	2006	2006	2007	2007	2007	Curr. effect
	RMB	USD	RMB	USD
		AVG Rate=8.07		AVG Rate=7.81	AVG Rate=8.07

Revenues	751,169,488	93,081,721	732,283,672	93,762,314	90,741,471	3,020,843	3.33%

Cost of sales	570,819,158	70,733,477	590,414,397	75,597,234	73,161,635	2,435,599	3.33%

Gross profit	180,350,330	22,348,244	141,869,275	18,165,080	17,579,836	585,244	3.33%

Operating Expenses	4,078,788	505,426	3,495,795	447,605	433,184	14,421	3.33%

Operating profit	176,271,542	21,842,818	138,373,480	17,717,475	17,146,652	570,823	3.33%

Other Income	849,359	105,249	1,475,535	188,929	182,842	6,087	3.33%

Income before taxes	177,120,901	21,948,067	139,849,015	17,906,404	17,329,494	576,910	3.33%

Income taxes	58,469,393	7,245,278	46,168,065	5,911,404	5,720,950	190,454	3.33%

Net Income	118,651,508	14,702,789	93,680,950	11,995,000	11,608,544	386,456	3.33%

	Nine Months Ending March 31,	Nine Months Ending March 31,	Nine Months Ending March 31,	Nine Months Ending March 31,	Nine Months Ending March 31,	Difference between years v F-G	Percentage effect
	2007	2007	2008	2008	2008	Curr. effect
	RMB	USD	RMB	USD
		AVG Rate=7.77		AVG Rate=7.16	AVG Rate=7.77

Revenues	553,522,515	71,238,419	778,271,722	108,697,168	100,163,671	8,533,497	8.52%

Cost of sales	426,784,981	54,927,282	552,657,960	77,186,866	71,127,151	6,059,715	8.52%

Gross profit	126,737,534	16,311,137	225,613,762	31,510,302	29,036,520	2,473,782	8.52%

Operating Expenses	6,609,651	850,663	35,930,777	5,018,265	4,624,296	393,969	8.52%

Operating profit	120,127,883	15,460,474	189,682,985	26,492,037	24,412,225	2,079,812	8.52%

Other Income	1,070,115	137,724	35,292	4,929	4,542	387	8.52%

Income before taxes	121,197,998	15,598,198	189,718,277	26,496,966	24,416,767	2,080,199	8.52%

Income taxes	39,822,516	5,125,163	59,880,784	8,363,238	7,706,665	656,573	8.52%

Net Income	81,375,482	10,473,035	129,837,493	18,133,728	16,710,102	1,423,626	8.52%

We have added the following discussion in regard to revenues for the year ending June 30, 2007 compared to the year ending June 30, 2006, to state that if the effect of currency translation is taken into account, revenues would have been 90.71 or a revenue decline of 2.341, or a 2.5% reduction in revenues.  This was primarily the result of agency fees declining from 3.137 in year ending June 30, 2006 to 1.428 for the year ending June 30, 2007.  Additionally, fuel oil revenues decreased from gross revenues of 3.245 in year ending June 30, 2006 to 2.802 for year ending June 30, 2007.  The currency impact on revenue and expense items was 3.33%.

Operating Activities, page 29

7.  We note your response to prior comment 19 of our letter dated April 4, 2008 which indicates you do not have any accounts receivables in arrears.  Please reconcile this statement to your risk factor disclosure on page 11 which indicates that sometimes your customers are late with their payments.

We have removed the sentence "sometimes our customers are late with their payments" in our risk factor disclosure.

Foreign Currency Translation, page 31

8.  We note your response to prior comment 26 of our letter dated April 4, 2008 which indicates that parent company operates entirely in US Dollars.  Please clarify if your operating company is paying the parent company's bills which are US Dollar denominated.  If your operating company is accruing monetary obligations that are denominated in a currency that differs from its functional currency, please quantify and disclose the amount of transaction gains or losses.  Refer to paragraph 15 of SFAS 52.

The operating company pays for the parents' bill in US dollars.  These obligations are for accounting and legal services and are paid when due.  The difference between cash and accrual accounting resulted in very little difference between the two accounting systems; from the time we accrue expenses to the time we record expenses of the parent company.

Quantitative and Qualitative Disclosure About Market Risk, page 32

Commodity Risk, page 33

9.  We note your response to prior comment 21 of our letter dated April 4, 2008 which indicates that prices you pay to suppliers where you have fixed price contracts are adjusted by the Chinese government if there should be significant changes in the price of oil.  Please define and quantify the meaning of significant in this instance and indicate how frequently the Chinese government has made related adjustments to prices in the last three years.  In addition, we note your risk factor disclosure on page 12 which indicates that your products area commodity and the unit price you pay is subject to volatile changes in response to fluctuations in supply or other market conditions.  Please clarify the impact of locking in prices well in advance of the time you deliver your commodities and establish customer pricing.  We re-issue prior comment 21.

The Chinese government has an unofficial "cap rate" that trading companies or companies engaged in a wholesale business of petroleum can never have gross margins of more than 40%, thus profit is limited. The Chinese government typically allows fluctuations and volatility in petroleum in the 10-20% range.  Conversely, if the market experiences a sudden drop of prices, the Chinese government will subsidize wholesale operations to prevent a net loss.  The company has not experienced in the last three years any related adjustments to prices.   There is no clear implication or penalty associated with having gross margins above 40%, but the company has never attempted to challenge this guideline as it is unaware of competitors in the industry attempting to achieve a 40% gross margin. Conversely, the company does not know how much the Chinese Government will subsidize company operations in a downward market. There has been an upward trend for each of the last three years.

The Company owns one gas station.  We have added discussion relating to the performance of our gas station in the discussion of our results.  For the nine month period ending March 31, 2007, the company had sales of $4,562, 310 which represented 4.1% of the company's sales. Likewise, in the year ending June 30, 2007, revenues were $4,126,264, or 4.4% of the company's total revenues. In the year ending June 30, 2006, revenues were $3,308,094, or 3.6% of the company's total revenues. Gross profit for the nine month period ending March 31, 2008, was $749,532 or approximately 2.3% of the company's total gross profit.  In the year ending June 30, 2007, gross profit was $987,963, or 5.4% of the company's total gross profit. In the year ending June 30, 2006, gross profit was $764,187 or 3.4% of the company's total gross profit. Historically, the gross margin percentage is 23% at our gas station. Thus, the impact of our gas station on our financial performance is 4.4% or less for revenues, and an average of 3.7% for gross profit or a net profit average of 3% for our gas station.

Statements of Cash Flows for the Six Months Ended December 31, 2007, page 56

10.  We note your response to prior comment 25 of our letter dated April 4, 2008 which indicates that your cash flow contains an immaterial error.  We note that the effect of exchange rates in cash for the six months ended December 31, 2007 is $2,775,968 compared to the effect of exchange rates in cash for the year ended June 30, 2007 is $697,641.  However, it appears that the majority of $2,775,968 may be incorrectly classified based on the changes in the exchange rate and levels of cash during such timeframes.  As such if the cash flow statement was properly classified, the correction could change the direction of your cash flow from operations for the six months ended December 31, 2007 which is currently disclosed as ($1,963,470).  Please clarify how you determined that the erroneous amounts were immaterial and contact us to discuss as necessary.

We have made these changes and have properly classified the cash flow statement for period ending March 31, 2008.

Note 13. Convertible Notes page 67

11.  We note your response to prior comment 23 of our letter dated April 4 2008.  Please provide an amortization schedule of the related discount on your convertible notes.

The amortization schedule is as follows:

December 2007 - $127,348

January 2008 - $127,348

February 2008 - $127,349

March 2008 - $127,348

April 2008 - $127,348

May 2008 - $127,349

June 2008 - $ 127,348

July 2008 - $127,348

August 2008 - $127,349

September 2008 - $127,348

October 2008- $127,348

November 2008 - $127,349

Total: $1,528,180

Parent-Only Financial Statements, page 78

12. We note your response to prior comment 23 of our letter dated April 4, 2008 which indicates that you have provided parent-only financials.  In this regard please;

•

clarify why your parent-only financials are referenced as Longwei Petroleum

Investment Holding Limited as of December 31, 2007 and Tabatha II, Inc. as of June 30, 2007;

The reason that the name Longwei Petroleum Investment Holding Limited was used for the period ending December 31, 2007 for parent-only financial statement was that the name change from Tabatha II, Inc. to Longwei Petroleum Investment Holding Limited was filed with the Colorado Secretary of State on October 11, 2007.   In the current amended S-1 which accompanies this letter, we changed the name of Tabatha II, Inc. to the name Longwei Petroleum Investment Holding Limited for all financials prior to the actual name change.

•

tell us why you have not included financial information for June 30, 2006 as required by Rule 12-04 of Regulation S-X;

We have included financial statements for June 30, 2006 for Longwei Petroleum Investment Holding Limited.

•

provide footnote disclosures of restrictions on the ability of your subsidiaries to transfer funds to the parent in the form of cash dividends, loans, or advances; and

We have added the following disclosure under financing activities and under plan of operations:

The company generates no revenue and is dependent on its operating subsidiary in order to meet its obligations. Limitations on transfer of funds to the parent company from the operating company could result in the inability of the parent company to pay its financial obligations.  We have a certain amount of ability to pay U.S. costs.  There is uncertainty regarding the payment of dividends, loans, and/or advances to the subsidiaries.

•

disclose in your discussion of liquidity, the nature and extent of the restrictions and the impact they have had or are expected to have on the ability of the parent company to meet its cash obligations.

We have added the following disclosure under financing activities and under plan of operations:

Limitations on transfer of funds to the parent company from the operating company could result in the inability of the parent company to pay its financial obligations.  We have a certain amount of ability to pay U.S. costs.

Sincerely yours,

By: /s/ John Ballard